Management’s Discussion and Analysis

For the Year Ended December 31, 2009

Dated: March 25, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of March 25, 2010, and provides comparative analysis of Quaterra’s financial results for the years ended  December 31, 2009 and 2008.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 and the related notes thereto.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts contained herein are in Canadian dollars.

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX “QMM”.  Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

The Company completed two private placements in September and October 2009 for total gross proceeds of $9,136,446. 15,341,410 common shares were issued including 114,000 shares of finders’ fees in relation to these private placements.  Directors and Officers of the Company subscribed for a total of 1,019,450 units (6.6%) in the private placement. Proceeds of these private placements will be used to fund the Company’s exploration programs at Nieves and Americas-Mirasol silver and gold projects in Mexico and at the MacArthur and Yerington copper projects in Nevada, as well as general and administration expenses.

The NYSE Amex staff has also informed the Company that it has resolved certain of the NYSE Amex listing deficiencies reported via news release on May 21, 2009. However, the Company will need to demonstrate compliance with continued listing standards for two consecutive quarters before November 18, 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Corporate Development - Property

On January 29, 2010, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) of Vancouver, B.C. that provides Goldcorp with an opportunity to acquire an interest in certain mining properties held by the Company in central Mexico, in return for funding generative exploration over two years by Quaterra through a private placement of US$10 million in the Company.

Goldcorp has an option to acquire up to 65% in any property in the central Mexico interest, with the exception of Nieves, by spending $2 million over a two-year period on advanced exploration and by completing a bankable feasibility.

On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (“Copper Ridge”) for the Company’s Duke Island copper-nickel-platinum-palladium property in southeast Alaska.  The agreement provides that Copper Ridge can earn up to a 51% interest by issuing one million pre-consolidation shares to the Company and spending $3 million on exploration by December 31, 2012. A $750,000 amount of the $3 million is a firm commitment to be spent by December 31, 2010. Copper Ridge may increase its interest in the property to 65% by spending an additional $ 2 million on exploration by December 31, 2013.

On August 27, 2009, the Company signed an earn-in agreement with Freeport-McMoran Exploration Corporation of Phoenix, Arizona (“FMEC”), for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3 million on exploration by December 31, 2012.

On May 22, 2009, the Company signed an earn-in agreement with FMEC for the Company’s Southwest Tintic copper project in Utah. In the terms of the agreement, FMEC has the option to acquire a 70% interest in the Southwest Tintic property by making a US$275,000 property payment and by spending US$4.725 million on exploration over four years. Upon earning a 70% interest in the property, FMEC will either fund the Company’s share of costs until the delivery of a feasibility study or convert its interest to a 1% net smelter return royalty if it determines not to deliver such a feasibility study.

Exploration

On March 19, 2009, the Company announced the discovery of a new silver vein at the Las Americas project in Durango, Mexico. Hole AMD-3 intersected 12 meters averaging 59 g/t silver, including 2.5 meters averaging 222 g/t silver. Rock chip sampling also delineated a gold target on the adjacent Mirasol prospect.

On March 2, 2009 the Company and 50% joint venture partner Blackberry Ventures 1, LLC announced that Caracle Creek International Consulting Inc. of Toronto had completed a NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico. The Nieves’ initial indicated resource confirmed 2.89 million tonnes averaging 110.2 g/t silver, containing 10.26 million ounces of silver and an inferred resource of 2.25 million tonnes averaging 96.6 g/t silver containing an additional 7.0 million ounces of silver. These figures are based on a cutoff grade of 60 g/t silver.

On January 26, 2009 the Company announced that Tetra Tech, Inc. of Golden, Colorado had completed an initial NI43-101 compliant independent resource estimate for the MacArthur Copper Project in Lyon County, Nevada. MacArthur’s initial measured and indicated oxide/chalcocite resource verified 57.36 million tons averaging 0.239% total copper (TCu) containing 273.6 million pounds of copper and an inferred oxide/chalcocite resource of 75.83 million tons averaging 0.283% TCu containing 429.3 million pounds of copper. It also confirmed an inferred primary sulfide resource of 6.39 million tons averaging 0.539% TCu containing 68.9 million pounds of copper.  All tonnage and grade figures for the oxide and chalcocite material were calculated using a cutoff grade 0.18% TCu.  A cut-off of 0.30% TCu was used for primary sulfide material.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Update on Mineral Properties

MacArthur Property – Nevada

Tetra Tech of Denver, Colorado completed a NI43-101 compliant independent technical report and resource estimate on the MacArthur project in January 2009.  Using a cutoff grade of 0.18% total copper (TCu), MacArthur’s measured and indicated oxide/chalcocite resource totals 57.36 million tons averaging 0.239% total copper (TCu) containing 273.6 million pounds of copper. The inferred oxide/chalcocite resource totals 75.83 million tons averaging 0.283% TCu containing 429.3 million pounds of copper. An inferred primary sulfide resource of 6.40 million tons averaging 0.539% TCu contains 68.9 million pounds of copper.

A summary of Tetra Techs resource estimate is shown below:

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.18	57,365	0.24	273,653
0.20	39,078	0.26	204,463
0.25	14,617	0.33	96,964
Inferred Copper Resources
0.18	75,832	0.28	429,336
0.20	57,484	0.31	359,766
0.25	29,287	0.40	234,917

Tetra Tech’s report confirmed that significant potential exists for developing additional mineral resources within and adjacent to the current drill hole pattern. The ultimate size of the MacArthur deposit remains unknown.

Although limited to a maximum disturbance of 5 acres under a Notice of Intent permit, the drilling program successfully targeted a deeper chalcocite zone in step-out holes from the pit, expanded the known oxide mineralization, and encountered a large, underlying tabular blanket of mixed oxide-chalcocite mineralization that remains open for extension by additional drilling. The 50-150 foot thick zone of secondary copper has been defined over an area of approximately 1.5 square miles. The chalcocite blanket is associated with and overlies primary chalcopyrite mineralization verified by Quaterra’s deeper drillholes in the western and northern margins of the drilled area. The primary copper mineralization in the northern area is a target for a possible porphyry center.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

The results of the MacArthur drilling program have been supported by an interpretation of a helicopter-borne aeromagnetic survey coupled with an inversion of historical IP data.  The interpretation is both indicative of mineralization presently identified on the project and encouraging for future growth of the deposit though additional drilling.

On October 28th the Company received the approval of the MacArthur Plan of Operations (POO) and the BLM Record of Decision with a Finding of No Significant Impact (FONSI). The POO environmental assessment anticipates a total surface disturbance of 200 acres as a result of drilling activities throughout much of the project area.  The first phase of exploration includes 25.5 acres of surface disturbance related to 274 approved drill sites and includes access roads, overland travel and trenching for bulk samples.

A 20,000 foot reverse circulation drilling program was initiated in early December. The program is planned to test the northern extension to higher grade acid soluble copper mineralization on 500 foot centers northwest of the pit (where QM60 intercepted 260 ft. averaging 0.38% Cu at a depth of 140 ft.) and filling in an undrilled area west of the pit (where QM67 intercepted 50 ft. averaging 0.42% Cu at a depth of 175 ft.).  An additional 4,000 feet of drilling in 2 to 3 deep holes are scheduled in early 2010 to test the North Porphyry target.  An induced polarization geophysical survey has been completed at MacArthur to target the deep drilling. The Company plans to update the MacArthur NI43-101 resource estimate with completion of the drilling program.

Acquisition costs incurred to December 31, 2009 were $1,069,819 and exploration expenditures were $8,299,960 for a total of $9,369,779.  Acquisition costs incurred to December 31, 2008 were $812,380 and exploration expenditures were $7,452,228 for a total of $8,264,608. A payment of US$350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

Yerington – Nevada

The Arimetco assets in the Yerington Mining District have been under review since Quaterra received approval of the U.S. court to acquire the property in May 2007. The original 180 day review year has been extended until June 14, 2010. A series of environmental, legal and technical due diligence studies have been completed.

The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (ESA) in April 2008 to identify conditions indicative of releases or threatened releases of hazardous substances. The report identifies some environmental concerns related to the project, but nothing extraordinary for operations of similar size and vintage. The study allows the Company to establish liability protection as a bona fide prospective purchaser and must be updated prior to closing the transaction. SRK Consulting (U.S.), Inc. completed this update on January 11, 2010.

Legal due diligence has addressed most of the issues related to the Arimetco assets with a few items pending near term completion.  A legal description of the property has been completed including a chain of title report.  Water rights for the mine have been extended and assigned to the property. Further extensions will require the Company to show that substantial work has been accomplished toward the goal of putting the water rights to full beneficial use. The most important remaining issues are completing agreements with the EPA, Nevada state agencies and the Atlantic Richfield Company (“ARC”) that will define, limit and protect the Company from existing liabilities on the property.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Technical due diligence has concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming.  To assist in the review, numerous reports, maps and historical drilling data have been scanned and entered into an internal data base.  An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The area contains significant under-explored potential for copper mineralization.

Although the process has been slow, the Arimetco assets merit the efforts required for acquisition. The Yerington mine is the center of a prolific copper district and can provide Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives. Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains under-explored, including the large and only partially delineated Bear deposit.

Acquisition costs incurred to December 31, 2009 were $1,659,336 and exploration expenditures were $739,824 for a total of $2,399,160.  Acquisition costs incurred to December 31, 2008 were $1,338,894 and exploration expenditures were $689,125 for a total of $2,028,019.

Alaska Properties

Duke Island – Alaska

 On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (“Copper Ridge”) for the Company’s Duke Island copper-nickel-platinum-palladium property in southeast Alaska.

The Agreement provides that Copper Ridge can earn up to a 51% interest in the Duke Island Property by issuing one million pre-consolidation shares to the Company and spending $3 million on exploration by December 31, 2012.  The amount of $750,000 of the $3 million is a firm commitment to be spent by December 31, 2010. The firm commitment of $600,000 will be allocated to drilling expenses to target the intrusive to a depth of up to 2,000 feet. Copper Ridge may increase its interest in the Duke Island Property to 65% by spending an additional $2 million on exploration by December 31, 2013. The Agreement is subject to regulatory approval.

Copper Ridge has completed geologic mapping, and detailed geochemical sampling over the core of the main Marquis prospect. A 1,500 meter drill test of the highest priority drill targets is planned to be carried out during the 2010 field season.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Herbert Glacier Gold Project – Alaska

The U.S. Forest Service has approved the Company’s Plan of Operations drilling permit for the Herbert Glacier Project. The permit approves drilling from six sites to explore for gold mineralization hosted in a mesothermal quartz vein system.  Quaterra is actively seeking a joint venture to further exploration on the project.

Total acquisition costs incurred to December 31, 2009 for both Duke Island and Herbert Glacier properties were $275,707 and exploration expenditures were $2,410,713 for a total of $2,686,420.  Acquisition costs incurred to December 31, 2008 were $254,772 and exploration expenditures were $2,357,173 for a total of $2,611,945.

Uranium Project – Arizona, Utah and Wyoming

The Company’s Arizona Strip drilling program has proven the validity of the geophysical targets and added significantly to the prospective value of more than 200 untested VTEM anomalies on Quaterra’s properties. Future drilling programs to explore these targets will necessarily be subject to funding and the status of public lands in the district. Past operations have an exemplary record of prudent mining and reclamation.

Although the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, anti-mining interests are currently pursuing the removal of the district from mineral entry. On July 20, 2009, the Department of the Interior (“DOI”) announced a decision to segregate 1 million acres of federal lands in the Arizona Strip for two years to allow an evaluation as to whether the DOI should withdraw the lands from new mining claims for a year of 20 years. The release states that the segregation would prohibit new mining claims in the designated areas but “would not prohibit ongoing or future mining or extraction operations on valid pre-existing claims.”

It is the Company’s view, based on advise from Counsel, that mining companies holding valid claims within the almost one million acres of land segregated from mining may exercise notice operations to confirm or corroborate previous work on existing claims. However, the Company will not commit significant expenditures on additional Arizona Strip exploration projects until the legal status of exploration and mining operations in the area is clarified.  Unpatented claims currently held by the Company in the area of segregation have been reviewed and prioritized to establish a land position consisting of 1,004 claims and one state lease that covers approximately 21,000 acres. The optimized land position controls 195 VTEM anomalies that include Quaterra’s best breccia pipe targets with a maintenance cost that can be supported throughout the two year segregation period.

Quaterra is changing the focus of its breccia pipe exploration program to the state owned properties in the Arizona Strip where a number of geophysical anomalies have been identified by the Company’s airborne VTEM survey.  Arizona State Mineral Exploration Permits (MEPs) for 5 square miles totaling approximately 3,200 acres have been acquired through an option agreement with Eagle Hill Exploration, Eagle Hill Arizona Uranium LLC, and Snowden Resources Corp. The restrictions on uranium exploration as a result of the segregation of Federal lands do not affect exploration activity or access to conduct exploration on Arizona State lands. These lands lie within the heart of the uranium district and are vital to Arizona to provide funds for Arizona school districts.  In contrast to the segregated area, exploration in state mineral properties is encouraged and permitting is relatively easy.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

The Company’s Arizona Strip assets now include 3 mineralized breccia pipes; one which could be among the larger identified in the district, 3 probable pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible pipe structures that have been defined by shallow drilling or have pipe structures clearly visible at the surface.  Future drilling programs to explore these targets will necessarily be subject to the status of public lands in the district, access to funding and commodity prices. The uranium of this prolific district represents an enormous domestic supply of clean energy at a time when it is critical to the needs of the US.

Acquisition costs incurred to December 31, 2009 were $3,951,141 and exploration expenditures were $7,391,365 for a total of $11,342,506.  Acquisition costs incurred to December 31, 2008 were $3,534,618 and exploration expenditures were $6,982,347 for a total of $10,516,965.

Nieves Property – Mexico

The Company and its 50% joint venture partner Blackberry Ventures 1, LLC completed a 24 core hole drilling program totaling 6,173 meters from May to August 2008 which was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along a portion of the Concordia vein system. These holes, in combination with previous holes completed by the joint venture, provided approximately 50-meter drill coverage both along strike and down dip on a 400 meter section of the vein, which was adequate to calculate an initial resource estimate. The NI43-101 compliant independent resource estimate was prepared by Caracle Creek International Consulting Inc. of Toronto, Canada:

Estimated mineral resources1
Concordia vein system, Nieves Property
Category	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz2)	Au (oz2)
Indicated	2,897,571	110.231	0.126	10,269,203	11,701
Inferred	2,256,596	96.562	0.115	7,005,797	8,373
1) Prepared by Michelle Stone, P. Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI43-101, using a reporting cut-off grade of 60 g/t Ag.
2)  1 troy ounce = 31.103 grams.

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling.  The report recommends additional drilling to the west and east along the Concordia vein at a drill spacing of 100 meters or less to expand the mineralization. The resource estimate was subjected to significant capping of high grade values due to drill hole spacing. Closer spaced drilling on 10-20 meter centers to define the extent of high grade mineralization (+500 g/t silver) may increase the population of high grade silver samples which would increase grades.

The Company is confident that closer-spaced drilling within the currently defined resource will demonstrate continuity of high-grade zones that were difficult to constrain in the current model. Moreover, the chances of significantly expanding the resource are excellent, considering that the current resource estimate covers only one-third of the Concordia vein and several other veins with high grade mineralization occur on the property. The Company signed a core drilling contract with BDW Drilling Mexico and began a 5,000 meter program on November 7, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Since inception to December 31, 2009, the Company had incurred $1,413,183 for acquisition costs and $2,017,463 for exploration expenditures giving a total of $3,430,646 for its 50% interest in Nieves.  The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,528,686 for its 50% interest in Nieves.

Mirasol – Las Americas – Mexico

The Americas-Mirasol-Tecolotes projects, located in eastern Durango in the central part of the Mexico Silver Belt, are a group of contiguous concessions covering an area of 94,107 hectares (363 square miles). Six widely spaced reconnaissance core holes totaling 2,515 meters were completed at Americas in the fourth quarter of 2008 to evaluate a series of northwesterly striking epithermal quartz veins.

One of the holes contained significant silver mineralization. Hole AMD-3 intersected 12 meters of 59 g/t silver in the Marimar vein beginning at a depth of 84 meters, including 2.5 meters averaging 222 g/t silver (8.2 feet averaging 6.5 oz/ton). The Marimar vein is 300 meters east of the other known veins and surrounded by post-mineral alluvium.

Continued mapping and sampling in the adjacent Mirasol concession has identified a new gold prospect at Loma Aguila. A low-lying zone of silicified limestone outcrop and rubblecrop covering an area of about 100 meters by 150 meters in the midst of a flat alluvial plain contains anomalous to ore-grade gold mineralization, with 31 of 139 rock chip samples (22%) containing gold values greater than 0.1 ppm gold. Six samples contain greater than 1 g/t gold including a high value of 2.78 g/t. The showing is interpreted to be part of a hydrothermal feeder vent at a deeper erosional level than other mineralized showings in adjacent areas.

Geophysical surveys began in fourth quarter of 2009 and will continue into first quarter of 2010. Drilling at the Americas and Aguila prospects is tentatively scheduled to begin in the first quarter of 2010.

The Americas-Mirasol-Tecolotes project area is located in the Municipality of Simon Bolivar, Durango, Mexico, about half way between the cities of Durango and Torreon. The Americas and Mirasol concessions are 100% owned by Quaterra through its Mexican subsidiary Aqua Tierra SA de SV. The Tecolotes concession is a joint venture between Quaterra and EXMIN SA de CV, a subsidiary of EXMIN Resources Inc. Under the terms of the agreement, Quaterra may earn a 75% interest in the concession by spending US$500,000 in exploration and making annual payments to EXMIN totaling US$100,000 over four years.

Acquisition costs incurred to December 31, 2009 were $381,710 and exploration expenditures were $1,885,230 for a total of $2,266,940. Acquisition costs incurred to December 31, 2008 were $349,961 and exploration expenditures were $1,679,426 for a total of $2,029,387.

Los Crestones Project – Mexico

The Company has conducted only claim maintenance work at Crestones during the year.

Acquisition costs incurred to December 31, 2009 were $89,109 and exploration expenditures were $1,393,538 for a total of $1,482,647. Acquisition costs incurred to December 31, 2008 were $84,334 and exploration expenditures were $1,392,870 for a total of $1,477,204.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Reconnaissance- Mexico

The Company has staked land in central Mexico covering more than 900 square miles. All of the properties with the exception of those described above are early stage prospects that will require mapping, sampling and geophysics.

Other Properties

Wassuk Project - Nevada

Zonge Geophysics completed an induced polarization (IP)/resistivity survey during the fourth quarter of 2009.  The survey included four widely spaced lines; each approximately 3 miles in length to achieve a preliminary geophysical reconnaissance of most of the Wassuk property. No obvious drill targets were identified.

See Note 6 in the consolidated financial statements for the year ended December 31, 2009 for discussion on other properties being explored by the Company.

Future plans

Nieves, Mexico: Drilling completed in 2008 at the Nieves Silver Project was successful in defining a large proportion of the resource as an indicated mineral resource category. This drilling shows that the mineral resource displays strong continuity along strike and down dip and that mineralization continues outside of the current drilling extents.  The Company and Blackberry Ventures LLC began an in-fill drilling program on November 7, 2009, and on February 17, 2010 the Company announced that results from the first 13 core holes have confirmed the continuity of both high-grade and bulk mineable mineralization at the La Quinta deposit.

All holes were drilled within the La Quinta stockwork veinlet deposit located in the hanging wall of the Concordia-Gregorio Vein. The drill program was planned to in-fill the core area of the known deposit for 150 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between holes previously drilled on 50-meter centers. The La Quinta stockwork deposit remains open along strike and at depth.
Highlights include:

•
QTA-84: 32 meters averaging 212 g/t silver (6.2 oz/ton) starting at a down hole depth of 72 meters, including a two-meter interval averaging 0.98 g/t gold and 2254 g/t silver (65.8 oz/ton). This mineralization is shallow, starting about 60 vertical meters below surface.

•
QTA-89: 23 meters averaging 272 g/t silver (7.9 oz/ton) starting at a down hole depth of 141 meters, including 10.5 meters averaging 437 g/t silver (12.8 oz/ton). This intercept, together with hole QTA-87, suggests additional potential to the east and at depth.

•	QTA-94: 42 meters averaging 127 g/t silver (3.7 oz/ton) starting at a down hole depth of 106 meters, including 2.1 meters averaging 548 g/t silver (16.0 oz/ton).

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

A 400-meter section of the Concordia-Gregorio Vein drilled on 50-meter centers during 2008 resulted in the delineation of an indicated and inferred silver resource completed by independent consultant Caracle Creek International Consulting Inc.

The current program, with an increased drill density of approximately 25 meters between holes, aims to overcome difficulties constraining the initial resource model. Thirteen core holes, totaling 2902.70 meters, were completed in November and December 2009.  Additional in-fill drilling to complete the 5,000-meter program is in progress with completion expected during March 2010. After receipt of all assays, a new resource model and resource estimate will be completed before undertaking additional work programs.

Santo Domingo, Mexico: The Company announced on January 13, 2010 that it has, subject to acceptance of appropriate filings with the TSX Venture Exchange and the NYSE Amex Exchange, finalized an option agreement with La Cuesta International, Inc. (“LCI”) to acquire a 100% interest in the Santo Domingo prospect located in Durango, Mexico about 120 kilometers west-northwest of Torreon.

The property covers an intrusive-related copper-gold mineral system with bulk tonnage potential. Quaterra’s near-term plans include geologic mapping and geophysical surveys to define drill targets.

Quaterra has the right to earn a 100% interest in the property by paying LCI a total consideration of US$7.5 million, which includes semi-annual lease/pre-production payments and a 1% Net Smelter Return royalty payment. Quaterra also issued 100,000 common shares to LCI.

Goldcorp Investment Framework Agreement: On February 10, 2010 the Company announced the finalization of a binding Investment Framework Agreement (IFA) with Goldcorp Inc. The IFA formalizes the terms of a previously announced Letter of Intent that provides Goldcorp with an option to acquire an interest in certain mining properties held by or acquired by Quaterra in central Mexico in return for funding a two-year generative exploration program by the Company through a private placement investment of US$10 million in the Company.

The first US$4 million portion of the private placement, which has closed, consists of units at C$1.41 comprised of 3,001,418 common shares of the Company and 1,500,709 two-year share purchase warrants exercisable at C$1.76 per share to purchase up to 1,500,709 common shares of the Company. Under applicable securities laws, the hold periods will expire on June 5, 2010. The second tranche of US$6 million is due to be funded January 29, 2011 and will be priced at that time. Each unit will consist of one share and ½ warrants. If GoldCorp funds both tranches and exercises all related warrant, the IFA and its generative exploration will be extended for one additional year.

Under the IFA, Goldcorp has an option to acquire up to 65% in any property held by Quaterra in central Mexico, with the exception of Nieves, by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study.  Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

The IFA currently includes 12 properties covering over 950 square miles. Exploration will focus on discovering large Peñasquito-style gold-silver deposits. Several of the early-stage Quaterra properties, most notably Sabino and Onix, have Peñasquito-type potential. Ground geophysics are currently in progress, with drilling planned for the second quarter 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Mineral Property Expenditure

During the year ended December 31, 2009, the Company incurred $3,973,892 before write-offs on mineral property expenditures. The total mineral properties expenditure was allocated as follows; 27.81% on MacArthur, 20.77% on Uranium properties, 9.34% on Yerington, 5.98% on Mirasol and Americas, 8.56% on Nieves, 1.87% on the Alaska properties, 25.53% on other properties,  and 0.14% on Los Crestones.

Information on all mineral property expenses by property can be found in Note 6 of the audited consolidated financial statements dated December 31, 2009.

The deferred mineral property costs as at December 31, 2009 were as follows:

All Mineral Properties	Balance	Additions				Change during	Balance
	December 31, 2008	Q1	Q2	Q3	Q4	the Year	December 31, 2009
Summary by Expenditures
Total acquisitions	$9,557,859	$541,728	$290,092	$346,337	$600,914	$1,779,071	$11,336,930
Total exploration	23,327,212	613,569	222,494	244,166	347,312	1,427,541	24,754,753
Total	$32,885,071	$1,155,297	$512,586	$590,503	$948,226	$3,206,612	$36,091,683

Summary by Property
Nieves, net of cost recovery	$3,090,616	$47,449	$26,211	$36,036	$230,334	$340,030	$3,430,646
Mirasol-Americas	2,029,387	85,369	10,660	19,434	122,090	237,553	2,266,940
Los Crestones	1,477,204	668	2,809	-	1,966	5,443	1,482,647
MacArthur copper	8,264,608	451,550	109,765	213,521	330,335	1,105,171	9,369,779
Yerington copper	2,028,019	97,412	115,307	94,656	63,766	371,141	2,399,160
Alaskan properties	2,611,945	30,329	1,250	67,285	(24,389)	74,475	2,686,420
Uranium properties	10,516,965	185,387	73,850	246,680	319,624	825,541	11,342,506
Other properties	2,866,327	257,133	172,734	(87,109)	(95,500)	247,258	3,113,585
Total	$32,885,071	$1,155,297	$512,586	$590,503	$948,226	$3,206,612	$36,091,683

Review of Financial Results

For the year ended December 31, 2009 (“2009”), the Company reported a net loss of $6,988,414 compared to a net loss of $6,834,181 in the previous year (“2008”).  The increase of $154,233 in loss in 2009 was mainly attributable to the increase in mineral property write-offs, stock-based compensation expense for the incremental value when the exercise price of previously granted options were lowered, and interest costs for the convertible notes in 2009. The increase was partially offset by an overall reduction in general administrative expenses and a decrease in general exploration costs.  A comparison of general administration expenses for the years ended December 31, 2009 and 2008 is provided in the table below:

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

General Administrative Expenses

General administrative expenses include overheads associated with administering and financing the Company’s exploration activities.

	Years Ended December 31,		Increase
	2009	2008	(decrease)
General administrative expenses
Administration and office expenses	586,571	762,279	(175,708)
Consulting	366,384	740,365	(373,981)
Directors and officers fees	166,318	153,749	12,569
Investor relations and communications	171,989	422,467	(250,478)
Professional fees	415,495	800,086	(384,591)
Salaries and benefits	378,588	467,309	(88,721)
Transfer agent and regulatory	114,089	214,354	(100,265)
Travel & promotion	54,871	139,617	(84,746)
	2,254,305	3,700,226	(1,445,921)

Other expenses (income) and non-cash items:
General exploration	423,681	633,741	(210,060)
Interest income	(3,250)	(55,555)	(52,305)
Foreign exchange loss (gain)	(601,384)	(446,118)	155,266
Joint venture administration fee	(34,003)	(68,726)	(34,723)
Interest and financing costs	593,824	33,752	560,072
Share purchase warrants modified	95,252	-	95,252
Stock-based compensation	3,419,775	2,958,838	460,937
Amortization	72,934	78,023	(5,089)
Write-off of mineral properties	767,280	-	767,280
	4,734,109	3,133,955	1,736,630

Total	$6,988,414	$6,834,181	$(154,233)

General administrative expenses were reduced by $1,445,921, or 39%, (excluding non-cash items), reflecting the Company’s lower activities in 2009 to preserve cash.

A summary of the changes is outlined below:

a)
Administration and office general expenses decreased by $175,708 from $762,279 in 2008 to $586,571 in 2009 due to the decrease in the cost of insurance charges and overall less exploration work being performed, thus less related administrative and ancillary charges in 2009.

b)
Consulting fees decreased by $373,981 from $740,365 in 2008 to $366,384 in 2009 primarily due to lower cost incurred in the 2nd year of complying Sarbanes-Oxley; 2008 costs were higher as it involved identifying, developing and documenting internal control processes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

c)	Investor relations and communications decreased by $250,478 from $422,467 in 2008 to $171,989 in 2009 resulting from reduced promotional activities and conferences.
d)
Professional fees decreased by $384,591 from $800,086 in 2008 to $415,495 in 2009 resulting primarily from lower legal compliance costs associated with being a US public company in the year following our initial March 4, 2008 listing on the Amex.

e)	Salaries and benefits decreased by $88,721 from $467,309 in 2008 to $378,588 in 2009 resulting from the voluntarily salary reduction from the CEO and VP Exploration of the Company.
f)
Directors and officers fees increased by $12,569 from $153,749 in 2008 to $166,318 in 2009 resulting from increased compensation package to the Board members effective July 2008.  All directors accepted Company shares in lieu of cash.

Other and Non-Cash Expenses (Income)

a)
General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be recoverable, they are expensed as incurred. Exploration costs decreased by $210,060 due to a slowdown in overall exploration activities carried out in the United States and Mexico.

b)
Foreign exchange: The Company recognized a foreign exchange gain of $601,384 in 2009 compared to $446,118 in 2008 due to the strengthening Canadian dollar. Volatility in the foreign exchange rate could continue to result in foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)
Stock-based compensation increased by $460,937 from $2,958,838 in 2008 to $3,419,775 in 2009. The current stock-based compensation primarily represents the fair value amounts for the stock options granted in November 2009 and the incremental value arising from the lowering of the exercise price of options granted in prior years. The values of stock-based compensation were determined by Black-Scholes option pricing model.

d)
Mineral properties write-off: during the year ended, the Company wrote off the Big Bar property in Alaska and other small projects in Mexico as the Company’s ongoing exploration plans no longer included those properties.

e)	Higher interest and financing costs in 2009 are the result of the effective interest cost and finders’ fees on the convertible notes. A US$52,200 finders’ fee was paid in January 2009.
f)	The Company charges 10% administration fee on its Nieves joint venture partner’s shared exploration costs.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Selected Annual Information

The following table sets forth a comparison of financial data for the previous three most recently completed fiscal years:

	December 31,
	2009	2008	2007
Total revenue	$37,253	$124,281	$296,543
Net loss for the year	(6,988,414)	(6,834,181)	(7,303,204)
Basic and diluted loss per share	(0.08)	(0.08)	(0.09)
Total assets	41,872,497	34,397,289	24,198,211
Long-term financial liability	-	2,953,370	-
Cash dividends declared	-	-	-

Quarterly Info and Trend

The following quarterly information is derived from the Company’s consolidated financial statements:

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
General administrative expenses	$(427,667)	(627,501)	$(540,287)	$(731,784)
Interest earned	2,375	522	71	282
Joint venture admin	23,033	3,604	2,621	4,745
Foreign exchange	(86,918)	505,089	409,851	(226,638)
General exploration	(95,890)	(165,668)	(38,899)	(123,224)
Loss	$(585,067)	(283,954)	(166,643)	(1,076,619)
Financing costs	(108,636)	(150,128)	(163,173)	(171,887)
Stock-based compensation	(2,437,134)	(192,378)	(382,776)	(407,487)
Share purcahse warrants modified	(11,137)	-	(84,115)	-
Write-offs of mineral property	(767,280)	-	-	-
Net (Loss) gain	(3,909,254)	(626,460)	(796,707)	(1,655,993)
Unrealized loss on investment	(12,866)	-	-	-
Basic (loss) per share	$(0.04)	$(0.01)	$(0.01)	$(0.02)

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
General administrative expenses	$(1,045,336)	$(847,581)	$(1,063,668)	$(821,664)
Interest earned	2,386	17,572	24,949	10,648
Joint venture admin	9,755	33,570	22,245	3,156
Foreign exchange	13,600	432,199	(164,454)	164,773
General exploration	(178,467)	(267,439)	(119,846)	(67,989)
Loss	(1,198,062)	(631,679)	(1,300,774)	(711,076)
Financing costs	(33,752)	-	-	-
Stock-based compensation	(530,283)	(305,942)	(1,713,095)	(409,518)
Net (Loss) gain	(1,762,097)	(937,621)	(3,013,869)	(1,120,594)
Basic (loss) per share	$(0.02)	$(0.01)	$(0.03)	$(0.01)

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

•	Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
•	The company receives a management fee on the Blackberry joint venture, the amount of which varies dependent on the level of project expenditures.
•	Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars, but reports in Canadian dollars.
•	Stock based compensation amounts can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
•	Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances.  Please see consolidated financial statements Note 9 for more detailed information.

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”), which was amended in July 2008 and December 2008, to retain the services of Scott Hean as Chief Financial Officer.

On March 17, 2009, the President and CEO of the Company lent US$200,000 (the “Loan”) to the Company for operating expenditures.  The Loan has a one year term at an annual interest rate of 4.5%, and is unsecured.

Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets.  As at December 31, 2009, the Company has cash and cash equivalents of $4,795,220. The Company’s excess cash is invested in short-term bankers’ acceptances.

The Company will need to rely on the sale of equity and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.  Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

At December 31, 2009, the Company had a working capital of $4,431,663 compared to a working capital deficiency of $504,419 as at December 31, 2008. During the year ended December 31, 2009, the Company received gross proceeds of $9,136,446 from private placement, $1,100,905 from exercise of warrants, gross proceeds of $1476,100 from convertible notes, $33,220 from the exercise of stock options, and $163,794 from Blackberry Joint Venture Partner.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

In year ended December 31, 2009, the Company spent $2,115,385 (2008 - $4,108,832) in operations and $4,630,243 (2008 - $13,366,464) in mineral property expenditures.

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, there is no guarantee this approach will be successful in the future.  Management is considering bringing partners into some of its exploration projects and restructuring payment terms for some property acquisitions.

Commitments and Contingencies

As at March 25, 2010, the Company has the following contractual and optional obligations:

		Less than			More than 5
	Total	1 year	1-3 years	4-5 years	years
Mineral properties (a)	$10,536,475	$1,290,828	$6,055,862	$2,722,090	$467,695
Office Lease (b)	337,500	112,500	225,000	-	-
Total	$10,873,975	$1,403,328	$6,280,862	$2,722,090	$467,695

a)
The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest.  In addition to the cash payment, the Company is required to issue 150,000 common shares for the MacArthur property in 2010.

b)
During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012. The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

In September 2008, three anti mining groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s Arizona uranium project. The lawsuit was dismissed on February 22, 2010 and resulted in no negative implications for the Company.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at March 25, 2010, 115,647,187 common shares were issued and outstanding, 22,043,577 warrants were outstanding at a weighted average exercise price of $0.75 and 9,276,000 stock options were outstanding and exercisable at a weighted average exercise price of $1.56.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded based on our evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial report was effective as of December 31, 2009 and there have been no significant changes to internal control over financial reporting in the year ended December 31, 2009.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the year ended December 31, 2009, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies and Recent Accounting Pronouncements

The Company’s significant accounting policies are subject to estimates and, key judgments about future events, many of which are beyond management’s control. A detailed summary of the Company’s significant accounting policies is included in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Accounting Policies Changes

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accounts (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this section had no effect on the Company’s consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Recent Accounting Pronouncements

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601,”Consolidated Financial Statements”, replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

Section 1602, “Non-Controlling Interests”, establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to International Financial Reporting Standards (“IFRS”) on consolidated and separate financial statements. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections in the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company’s transition date is January 1, 2011 and will require the restatement for comparative purposes of amounts reported beginning on January 1, 2010.   The Company has developed a conversion implementation plan in the first quarter of 2009 and commenced the transition process from Canadian GAAP to IFRS. The process includes three phases:

1.
Scoping and diagnostic – this phase included completion of a high-level impact assessment to identify key areas that may be affected by the conversion. Based on the results of this assessment, a detailed implementation plan was developed. The Company completed this phase in the first quarter of 2009.

2.
Detailed Evaluation – in this phase, further evaluation of the financial statement areas impacted by IFRS is conducted. The evaluation includes detailed analysis of the IFRS–Canadian GAAP differences, and the selection of accounting policy choices under IFRS. This phase also includes a review of the impact on information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities (including compensation program and other contractul arrangements). Based on the analysis performed to date, the Company is not expecting its information technology and data system or its business activities to be significantly impacted. Phase 2 began in the second quarter of 2009 and is expected to continue through the first quarter of 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

3.
Implementation and Review – this phase includes implementation of the required changes necessary for IFRS compliance. The various accounting policy choices available are being assessed and those determined to be most appropriate for the Company will be implemented. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions to facilitate the preparation of the opening balance sheet. The Company will monitor changes in IFRS leading up to the January 1, 2011 adoption date, and update its conversion efforts as required. Phase 3 began in the fourth quarter of 2009 and continues through 2010.

Based on the review undertaken under Phase 1 and the work completed to date under Phase 2, the relevant IFRS-GAAP differences and possible impact that management expects IFRS will have on the Company’s financial position are summarized in the following table. IFRS will also have more extensive disclosure and analysis of balances and transactions in the notes to the financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Key areas	Canadian GAAP	IFRS	Preliminary analysis

Capital assets	Capital assets are recorded at cost.
As permitted under IFRS 1, capital assts can be recorded at historical cost or at fair value, which requires an annual assessment or when events or circumstances occur which that impair the asset’s carrying value.
The Company will continue to record the capital assets at cost due to the complexity and the resources required to fair value the capital assets.

	Each capital asset’s residual value is depreciated over its estimated useful life	Depreciation is based on the estimated useful life of each major component of each asset.

Mineral properties and deferred exploration costs	Exploration, evaluation and development costs can be either capitalized or expensed when incurred.	IFRS has only limited guidance on this topic and currently allows the Company to carry its current treatment.	The existing capitalization policy will be maintained.

Impairment of long-lived assets	Mineral properties, capital assets and deferred exploration costs are tested for impairment on an annual basis or when there are indicators of impairments.	Same as Canadian GAAP.	The use of discounted future cash flows as an indicator of impairment may likely lead to write downs in the future and may result in increased volatility of the Company’s stock price.

Impairment test is a two-step process whereby asset’s carrying value is compared against its undiscounted future cash flows. If the latter is less than the carrying value, the asset is written down to its discounted future cash flows.

Impairment test is a one-step process whereby the asset’s carrying value is compared to its discounted future cash flows. The asset is written down to its future estimated discounted cash flows.

Unlike Canadian GAAP, write downs to net realizable values can be reserved if indicators of impairment cease to exist.

The use of a discounted cash flow analysis model for the Company, a junior mining exploration company with no revenue generating properties at the present time is deemed inadequate to determine impairment. Management will continue to consider alternative impairment tests to employ.

Foreign currencies
the Company has determined its functional currency to be the Canadian dollar. Functional currency is determined with the reference to the following:
•      Currency used in day-to-day operations; and
•      Currency used for labor, materials and other costs of the product or service.

IFRS provides more guidance in determining the functional currency. The functional currency is defined as the currency of the primary economic environment in which the entity operates. IFRS provides additional factors to consider in determining functional currency including:
•      The currency in which funds from financing activities are generated; and
•      The currency in which receipts from operating activities are usually retained.
The Company is in the process of analyzing the functional currency under IFRS.

Stock-based compensation	Stock-based compensation is determined using the Black Scholes option pricing model. Allows the option to use straight-line method or accelerated method to account for graded vesting features.
Stock-based compensation is determined using the Black Scholes option pricing model. For graded-vesting features, each installment is to be treated as a separate share option grant because each installment has a different vesting period, and hence the fair value of each installment will differ.
The recognition of the value of stock-based compensation will be higher at the early vesting stage and will decrease as options are near the final vesting stage..

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 12 in the audited consolidated financial statements December 31, 2009 for detailed discussions.

The Company’s investment as at December 31, 2009 was carried at fair value. In the twelve months of 2009, the Company reported an unrecognized loss of $12,866 from mark-to-market adjustments on the investment.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon its ability to discover and develop commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities.  Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders.  Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

The ability to attract capital to the Company is dependent on commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties.  The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects.  Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs,  and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	December 31, 2009	December 31, 2008

Rate at end of period	1.0510	1.2180
Average rate for period	1.1420	1.0660
High for period	1.2991	1.2935
Low for period	1.0259	0.9765

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide